

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via E-mail</u>
Christopher Howard
Executive Vice President, General Counsel and Secretary
Acadia Healthcare Company, Inc.
830 Crescent Centre Drive, Suite 610
Franklin, Tennessee 37067

> **Re: Acadia Healthcare Company, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed August 22, 2011**
> **File No. 333-175523**

Dear Mr. Howard:

We have reviewed Amendment 1 to your registration statement filed on August 22, 2011 in response to our August 10, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1. We acknowledge your revised disclosure provided in response to our prior comment seven. For each of the acquisitions completed or to be completed please explain to us why you do not appear to identify material intangible assets and reference for us the authoritative literature you rely upon to support your accounting. In your response, at a minimum, please address the following items:

   - For your acquisition of YFCS, please explain why you do not appear to identify technology-based intangible assets associated with the systems and processes associated with new fields of service. In this regard from page 125, it is apparent that you provided inpatient psychiatric services, residential treatment care services and substance abuse services prior to the YFCS acquisition and now have expanded into acute care services, group home services, therapeutic group home services, community-based services, specialized educational services, therapeutic foster care services, mentally retarded services and medical and behavioral services.

- For your acquisition of YFCS, also explain why you do not appear to identify customer-related and contract-based intangible assets related to with the residents, patient populations and third-party payors associated with the facilities and service-types acquired.

- For your proposed acquisition of PHC, please explain why you do not appear to identify technology-based intangible assets associated with the systems and processes associated with new fields of service. In this regard, on pages 14 and 58 you disclose your intent to expand PHC's internet and telephonic-based support services.

- For your acquisition of PHC, also explain why you do not appear to identify customer-related and contract-based intangible assets related to with the patient populations and third-party payors associated with the facilities and service-types acquired given your disclosure on pages 14, 56 and 58 related to the opportunity to diversify service-types and payor mix as well as increased geographic diversity, including the opportunity to expand into additional new states.

2. It appears that you acquired equity interests in your YFCS and PHC acquisitions. Please explain to us whether your acquisition accounting for YFCS and your pro forma adjustments for your PHC acquisition include deferred taxes for any basis differences. If so, please revise your disclosures to clarify. If not, please tell us why not and reference for us the authoritative literature you rely upon to support your accounting and presentation.

3. We acknowledge your response to our prior comment eight. Although you indicate that the compensation associated with accelerated vesting has been reflected in your financial statements for the six months ended June 30, 2011, it appears from disclosure in the third paragraph of page five that vesting of options held by members of PHC's board of directors will accelerate upon the completion of the anticipated transaction with PHC. Please revise your pro forma balance sheet to reflect an adjustment for the anticipated charge associated with the acceleration of these stock options or explain to us why such an adjustment is not warranted.

4. Please revise the estimate of the fair value of consideration issued in the PHC merger in adjustment 12 to include the fair-value based measure of the vested portion of shared-based awards issued as replacements of PHC share-based awards as required by ASC 805-30-30-9 through 30-13. Otherwise, please explain to us why the fair value of consideration to be transferred to complete the PHC merger should not include this component and reference for us the authoritative literature you rely upon to support your position.

5. Please explain to us and revise your disclosure to clarify why adjustment 18(a) results in a reduction of depreciation and amortization expense when you wrote the historical property and equipment of YFCS up to estimated fair value under the acquisition method. To the

extent that you estimate the lives of these assets to be substantially greater than the lives estimated by YFCS management, please explain why your estimates are appropriate.

Litigation Relating to the Merger, page 84

6. We note your response to prior comment 54. Please clarify whether or not you believe the putative stockholder class action lawsuits could have a material adverse effect on PHC's financial condition or results of operations in addition to your statement that you do not anticipate the outcome to have a material impact on the progress of the merger.

Comparison of Stockholder Rights, page 187
Special Meeting of Stockholders, page 191

7. We note the following statement added to page 191 in response to our prior comment 59: "The Acadia bylaws provide that special meetings of stockholders may only be called in the manner provided in Acadia's certificate of incorporation as then in effect." Please further revise your disclosure to describe the manner in which special meetings may be called as provided in Acadia's certification of incorporation that will be in effect immediately following consummation of the merger.

Acadia Healthcare Company, Inc and Subsidiaries
Interim Financial Statements
Note 9. Equity-Based Compensation, page F-10

8. In the expanded disclosure on page F-10 in response to prior comment 63, you state that the fair value for the new Class A and Class B vested units was determined based on contemporaneous cash investments by new external investors on April 1, 2011. It appears based on the disclosure on in footnote 8 that the investors were Waud Capital Partners (a majority shareholder) or its affiliates and members of management which all appear to be related parties and not representative of an arm's length transactions. Please disclose whether or not there were any non-related party investors, and if so, disclose the fair value of the units purchased by these investors.

Acadia Healthcare Company LLC and Subsidiaries
Annual Financial Statements
Note 3. Acquisitions, page F-27

9. We note your revised disclosure in response to prior comment six and comment 65. It appears that the purchase price allocation terminology is still included throughout your filing in reference to other acquisitions (e.g. Acadia's acquisition of Acadiana Addiction Center on page F-27 and PHC's acquisition of MeadowWood discussed on page F-95) that occurred after January 1, 2009. Please revise your filing accordingly. Please remove the allocation of purchase price throughout your filing and record the assets acquired and liabilities assumed at their fair values under the acquisition method.

Youth and Family Centered Services, Inc. and Subsidiaries
Annual Financial Statements
Note 1. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-56

10. In response to prior comment 69, you disclose that the fair value of the underlying common stock was based on a third party valuation report obtained in 2004. Please name the valuation firm and provide their consent as required by Rule 436 of the Securities Act Regulations. Otherwise, if you determined the fair value of the underlying common stock and in doing so considered or relied in part upon a report of a third party appraisal firm, please revise your disclosure to so state. Please refer to Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website.

HHC Delaware, Inc and Subsidiary
Consolidated Balance Sheets, page F-99

11. The June 30, 2011 sum of the individual line items within total assets and current liabilities does not agree to the total amount for these items. Please revise your filing accordingly. In addition, please ensure that your revised presentation of this balance sheet is consistent with the balance sheet used in the pro forma balance sheet on page 39.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: R. Henry Kleeman (Kirkland & Ellis LLP)